SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO.  )

WeWork Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

U96217AA9

(CUSIP Number)

An-Yen Hu

c/o Benchmark Capital

2965 Woodside Road

Woodside, California 94062

(650) 854-8180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton St., Redwood City, California 94063

(650) 463-5201

October 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP NO. U96217AA9	13 D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Partners VII (AIV), L.P. (“BCP AIV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,474,934 shares of Class A Common Stock of Issuer (“Common Stock”), except that Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), the general partner of BCP AIV, may be deemed to have sole power to vote these shares, and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), the managing members of BCMC VII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
15,474,934 shares of Common Stock, except that BCMC VII, the general partner of BCP AIV, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, and Spurlock, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,474,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.2%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. U96217AA9	13 D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VII, L.P. (“BFF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,718,657 shares of Common Stock, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky and Spurlock, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,718,657 shares of Common Stock, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky and Spurlock, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,718,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.3%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. U96217AA9	13 D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,277,719 shares of Common Stock, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky and Spurlock, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,277,719 shares of Common Stock, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky and Spurlock, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,277,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.3%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. U96217AA9	13 D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP AIV, BFF VII and BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky and Spurlock, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP AIV, BFF VII and BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky and Spurlock, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. U96217AA9	13 D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Cohler, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Cohler, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. U96217AA9	13 D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000 shares of Common Stock.
8	SHARED VOTING POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Dunlevie, a managing member BCMC VII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 1,000,000 shares of Common Stock.
10	SHARED DISPOSITIVE POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Dunlevie, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. U96217AA9	13 D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Fenton, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Fenton, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. U96217AA9	13 D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Gurley, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Gurley, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. U96217AA9	13 D	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Harvey, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Harvey, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. U96217AA9	13 D	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Lasky, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Lasky, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. U96217AA9	13 D	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Spurlock, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Spurlock, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.8%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. U96217AA9	13 D	Page 13 of 18 Pages

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Wework Inc., a Delaware corporation (the “Issuer”). This Schedule 13D is being filed by Benchmark Capital Partners VII (AIV), L.P., Benchmark Founders’ Fund VII, L.P., Benchmark Founders’ Fund VII-B, L.P., Benchmark Capital Management Co. VII, L.L.C., Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Mitchell H. Lasky and Steven M. Spurlock.

ITEM 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 575 Lexington Avenue, New York, NY, 10022.

ITEM 2.	Identity and Background. (a) Name:

This Statement is filed by Benchmark Capital Partners VII (AIV), L.P., Delaware limited partnership (“BCP AIV”), Benchmark Founders’ Fund VII, L.P., Delaware limited partnership (“BFF VII”), Benchmark Founders’ Fund VII-B, L.P., Delaware limited partnership (“BFF VII-B”), Benchmark Capital Management Co. VII, L.L.C., a Delaware limited liability company (“BCMC VII”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter H. Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), each of whom is a managing member of BCMC VII. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VII, the general partner of BCP AIV, BFF VII and BFF VII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BCP AIV, BFF VII and BFF VII-B. Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky and Spurlock are managing members of BCMC VII and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BCP AIV, BFF VII and BFF VII-B.

(b)          Residence or business address:

The address of the principal business office for each of the Reporting Persons is c/o Benchmark Capital, 2965 Woodside Road, Woodside, California, 94062.

(c)          The principal occupation of each individual who is a Reporting Person is venture capitalist. The principal business of BCP AIV, BFF VII and BFF VII-B is to make investments in private and public companies, and the principal business of BCMC VII is to serve as the general partner of BCP AIV, BFF VII and BFF VII-B.

(d)          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. U96217AA9	13 D	Page 14 of 18 Pages

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Citizenship:

BCP AIV, BFF VII and BFF VII-B are Delaware limited partnerships. BCMC VII is a Delaware limited liability company. Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky and Spurlock are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On October 20, 2021 (the “Closing Date”), (i) BowX Acquisition Corp. (“BowX”) consummated a business combination (the “Business Combination”) by and among BowX, BowX Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”), BowX Merger Subsidiary II, LLC, a Delaware limited liability company (“Merger Sub II”) and WeWork Inc., a Delaware corporation (“Legacy WeWork”), (ii) BowX changed its name to “WeWork Inc.” and (iii) Merger Sub merged with and into Legacy WeWork (the “First Merger”) and the surviving corporation of the First Merger merged with and into Merger Sub II. As part of the Business Combination, each share of Legacy WeWork common stock was exchanged for 0.82619 shares of common stock of the Issuer. Upon consummation of the Business Combination, the Reporting Persons’ collective holdings of shares of Legacy WeWork common stock converted into an aggregate of 19,471,310 shares of Class A Common Stock of the Issuer.

The funds used by BCP AIV, BFF VII and BFF VII-B to acquire the securities of Legacy WeWork were from working capital.

On October 20, 2021, Dunlevie, through a family trust entity, purchased an aggregate of 1,000,000 shares of Class A Common Stock in a private placement at a purchase price of $10.00 per share, or $10,000,000 in the aggregate.

ITEM 4.	Purpose of Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above and in Item 6 and any plans or proposals that may from time to time be discussed or considered by the board of directors of the Issuer, including Dunlevie, who is a managing member of the BCMC VII and a member of the Issuer’s board of directors, in his fiduciary capacity as a director of the Issuer, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. U96217AA9	13 D	Page 15 of 18 Pages

ITEM 5.	Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 696,492,801 shares of Class A Common Stock reported to be outstanding as of October 20, 2021, in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on October 26, 2021.

BCP AIV, for itself and as nominee for BFF VII and BFF VII-B, are a party to that certain Stockholders Agreement (the “Stockholders Agreement”) dated as of October 20, 2021, among the Issuer, BCP AIV, the BowX Investor (as defined therein), the SB Investor (as defined therein) and the VF Investor (as defined therein, and together with the BowX Investor and the SB Investor, the “Other Parties”). By virtue of BCP AIV being a party to the Stockholders Agreement, each of the Reporting Persons on this Schedule 13D may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with the Other Parties. The parties to the Stockholders Agreement hold, in the aggregate, more than 10% of the Class A Common Stock of the Issuer. The share ownership reported for the Reporting Persons does not include any securities of the Issuer owned by the Other Parties, and each of the Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the Other Parties.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	Under certain circumstances set forth in the limited partnership agreements of BCP AIV, BFF VII and BFF VII-B, the general partners and the limited partners of each, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or managing member.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Registration Rights Agreement

In connection with the consummation of the Business Combination, the Issuer and certain of its stockholders, including BCP AIV, BFF VII and BFF VII-B (the “Benchmark Funds”) entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, these parties have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions.

CUSIP NO. U96217AA9	13 D	Page 16 of 18 Pages

Lock-Up Agreement

Pursuant to a lock-up agreement (the “Lock-up Agreement”) entered into in connection with the Business Combination, without the prior written consent of the Board and subject to certain exceptions, the Benchmark Funds agreed, subject to enumerated customary exceptions, not to transfer shares of Common Stock for a period of one year after the Closing Date.

The foregoing description of the terms of the Registration Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A: Reference to An-Yen Hu as Attorney-In-Fact

Exhibit B: Agreement regarding joint filing of Schedule 13D

Exhibit C: Stockholders Agreement (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Report on Form 8-K (File No. 001-39419), filed with the SEC on October 26, 2021).

Exhibit D: Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39419), filed with the SEC on October 26, 2021).

Exhibit E: Form of Lock-up Agreement (incorporated herein by reference to Annex M of the Issuer’s Form 424(b)(3) (Registration No. 333-256133), filed with the SEC on September 20, 2021).

CUSIP NO. U96217AA9	13 D	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2021

BENCHMARK CAPITAL PARTNERS VII (AIV), L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
By power of attorney

MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER H. FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY
STEVEN M. SPURLOCK

By:	/s/ An-Yen Hu
An-Yen Hu
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. U96217AA9	13 D	Page 18 of 18 Pages

EXHIBIT INDEX

Exhibit	Description

A	Reference to An-Yen Hu as Attorney-In-Fact

B	Agreement of Joint Filing

C	Stockholders Agreement (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Report on Form 8-K (File No. 001-39419), filed with the SEC on October 26, 2021).

D	Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39419), filed with the SEC on October 26, 2021).

E	Form of Lock-up Agreement (incorporated herein by reference to Annex M of the Issuer’s Form 424(b)(3) (Registration No. 333-256133), filed with the SEC on September 20, 2021).

EXHIBIT A

BENCHMARK

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each entity listed on Schedule A attached hereto (each a “Granting Entity,” and collectively the “Granting Entities”) and each person listed on Schedule B attached hereto (each, a “Granting Equity Holder” and collectively, the “Granting Equity Holders”), hereby constitutes and appoints An-Yen E. Hu its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to act for and on behalf of such person in its own capacity and in its capacity as a manager, member, general partner or similar control person (“Control Person”) of any other Granting Entity to:

a.	execute contracts, agreements, instruments, certificates and documents that arise in the ordinary course of business on behalf of such person in its own capacity and in its capacity as a Control Person in accordance with and subject to the provisions of the relevant governing documents of such person and applicable law, including, but not limited to, stock powers, stock purchase agreements, voting agreements, co-sale agreements, investor rights agreements, management rights agreements, proxies, ballots, indemnification agreements, waivers, stockholder written consents or amendments or modifications to any of the foregoing, and documents related to opening and maintaining bank and brokerage accounts;

b.	execute, individually or jointly with any other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports or filings on Form ADV, Form D, Schedule 13D, Schedule 13G, Form 13-F, Form 13H, Form 3, Form 4, Form 5 and any applicable registration statements) that such Granting Entity or Granting Equity Holder may be required to file with any foreign or domestic regulatory authority, including, but not limited to, the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 or the Investment Advisers Act of 1940, each as amended and with the implementing rules and regulations thereto (collectively, the “Reports”) with respect to such person’s (i) status as an officer, member or director of, or (ii) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such person;

c.	do and perform any and all acts for and on behalf of such Granting Entity or Granting Equity Holder that may be necessary or desirable to complete and execute any such Reports and timely file such forms, reports, notices and schedules with the United States Securities and Exchange Commission and any stock exchange or other domestic or foreign authority; and

d.	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Granting Entity or Granting Equity Holder, it being understood that the documents executed by such attorney-in-fact on behalf of such person, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

Each Granting Entity and Granting Equity Holder hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such person might or could do if personally present, with full power of revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. Each Granting Entity and Granting Equity Holder acknowledges that no such attorney-in-fact, in serving in such capacity at the request of such person, is hereby assuming, nor is any other Granting Entity or Granting Equity Holder hereby assuming, any of such person’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934 or otherwise.

One or more additional Granting Entities or Granting Equity Holders may become a party to this Power of Attorney after the date hereof without the consent of any of the other parties hereto by executing a counterpart to this Power of Attorney. Schedule A and Schedule B shall be amended from time to time by the attorney-in-fact to reflect the addition or removal of any Granting Entity or Granting Equity Holder.

This Power of Attorney shall remain in full force and effect with respect to a Granting Entity or a Granting Equity Holder until the delivery by such Granting Entity or Granting Equity Holder to the Attorney-in-Fact at his last known business address of a written revocation, in whole or in part, of this Power of Attorney.

[Remainder of page left blank]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed effective as of July 13, 2020.

GRANTING ENTITIES

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C.

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

BENCHMARK CAPITAL PARTNERS VII (AIV), L.P.
By: Benchmark Capital Management Co. VII, L.L.C.,
its general partner

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

BENCHMARK FOUNDERS’ FUND VII, L.P.
By: Benchmark Capital Management Co. VII, L.L.C.,
its general partner

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

BENCHMARK FOUNDERS’ FUND VII-B, L.P.
By: Benchmark Capital Management Co. VII, L.L.C.,
its general partner

By:	/s/ Steven M. Spurlock
Name: Steven M. Spurlock
Title: Managing Member

GRANTING EQUITY HOLDERS

By:	/s/ Matthew R. Cohler
Matthew R. Cohler

By:	/s/ Bruce W. Dunlevie
Bruce W. Dunlevie

By:	/s/ Peter H. Fenton
Peter H. Fenton

By:	/s/ J. William Gurley
J. William Gurley

By:	/s/ Kevin R. Harvey
Kevin R. Harvey

By:	/s/ Mitchell H. Lasky
Mitchell H. Lasky

By:	/s/ Steven M. Spurlock
Steven M. Spurlock

SCHEDULE A

GRANTING ENTITIES

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C.

BENCHMARK CAPITAL PARTNERS VII (AIV), L.P.

BENCHMARK FOUNDERS’ FUND VII, L.P.

BENCHMARK FOUNDERS’ FUND VII-B, L.P.

SCHEDULE B

GRANTING EQUITY HOLDERS

Matthew R. Cohler

Bruce W. Dunlevie

Peter H. Fenton

J. William Gurley

Kevin R. Harvey

Mitchell H. Lasky

Steven M. Spurlock

exhibit B

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of WeWork Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: November 1, 2021

BENCHMARK CAPITAL PARTNERS VII (AIV), L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
By power of attorney

MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER H. FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY
STEVEN M. SPURLOCK

By:	/s/ An-Yen Hu
An-Yen Hu
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

exhibit C

Stockholders Agreement (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Report on Form 8-K (File No. 001-39419), filed with the SEC on October 26, 2021).

exhibit D

Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39419), filed with the SEC on October 26, 2021).

exhibit E

Form of Lock-up Agreement (incorporated herein by reference to Annex M of the Issuer’s Form 424(b)(3) (Registration No. 333-256133), filed with the SEC on September 20, 2021).